SCHEDULE 13D (Amendment No. 3)

Name of Issuer:  Charter Medical Corporation

Title of Class of Securities:  Common Stock, $.25 par value

CUSIP Number:  16124110

Name, Address and Telephone Number of Personal Authorized to Receive Notices and Communications:

William A. Fickling, Jr.
577 Mulberry Street
Suite 1075
Macon, Georgia  31201
(912) 742-6601

Ronald O. Mueller, Esq.
Gibson, Dunn & Crutcher
1050 Connecticut Avenue, N.W.
Suite 900
Washington, D.C.  20036
(202) 955-8671

Date of Event which Requires Filing of this Statement:  March 3, 1994

Check the following box if a fee is paid with the statement:  Not
Applicable

1.   NAME OF REPORTING PERSON:  William A. Fickling, Jr.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not Applicable

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

7.   SOLE VOTING POWER:  1,333,526

8.   SHARED VOTING POWER:  0

9.   SOLE DISPOSITIVE POWER:  1,352,051

10.  SHARED DISPOSITIVE POWER:  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,352,051

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:  Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.01%

14.  TYPE OF REPORTING PERSON:  IN

This Amendment Number 3 is filed by William A. Fickling, Jr. (the "Reporting Person") with respect to the Schedule 13D filed on August 13, 1993 (the "Schedule") by the Reporting Person relating to the shares of the common stock, $0.25 par value (the "Common Stock"), of Charter Medical Corporation, a Delaware corporation (the "Company"). The Schedule was filed to report among other things that the Reporting Person was deemed to have acquired beneficial ownership of a number of shares of the Common Stock when employee stock options under the Company's 1992 Stock Option Plan became exercisable. Amendment Number 1 to the Schedule was filed on December 6, 1993 to report among other things the partial exercise of the employee stock options, and the disposition of a number of the shares received from such option exercise. Amendment Number 2 to the Schedule was filed on January 6, 1994 to report among other things the additional exercise of the employee stock options, and the disposition of a number of the shares. This Amendment Number 3 to the Schedule is filed to report the additional disposition of a number of the shares of the Common Stock by the Reporting Person. The Schedule is hereby amended with respect to the Reporting Person as follows:

ITEM 4.        PURPOSE OF TRANSACTION

On December 3, 1993, the Reporting Person exercised employee stock options granted under the Company's 1992 Stock Option Plan convertible into 326,000 shares of the Common Stock at the exercise price of $0.25 per share. The Company withheld 87,221 shares of the Common Stock issuable upon such option exercise at an effective price of $24.50 per share as payment of the total exercise price of the acquired Common Stock, and in satisfaction of substantially the full amount of State and Federal income taxes required to be withheld as a result of such option exercise. This transaction resulted in the actual issuance to the Reporting Person of 238,779 shares of Common Stock. During the month of December 1993, the Reporting Person sold the 238,779 shares in open market transactions.

On December 29, 1993, the Reporting Person exercised additional employee stock options granted under the Company's 1992 Stock Option Plan convertible into 1,894,336 shares of the Common Stock at the exercise price of $0.25 per share. The Company withheld 487,589 shares of the Common Stock issuable upon such option exercise at an effective price of $24.9375 per share in satisfaction of substantially the full amount of State and Federal income taxes required to be withheld as a result of such option exercise. This transaction resulted in the actual issuance to the Reporting Person of 1,406,747 shares of Common Stock. On January 7, 1994 and thereafter from time to time during the period beginning January 21, 1994 and ending February 9, 1994, and the period beginning February 23, 1994 through the date hereof, the Reporting Person sold in the aggregate 506,747 shares of Common Stock in open market transactions.

The Reporting Person intends to evaluate the extent of his holdings of Common Stock from time to time as may be appropriate in light of the Company's business affairs and financial position, conditions in the securities markets, and the Reporting Person's personal financial position, and as a result of such reviews may from time to time dispose of beneficial ownership of shares of Common Stock in open market or negotiated transactions.

The Reporting Person resigned from service on the Company's Board of Directors effective as of December 1, 1993.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act
Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

(a) Following the transactions reported in Item 4 and in paragraph (c) of this Item 5, the Reporting Person is the beneficial owner of 1,352,051 shares of Common Stock, constituting 5.01% of the shares of Common Stock treated as outstanding under Exchange Act Rule 13d-3(d)(1) as of December 31, 1993.

(b) The Reporting Person has sole voting and investment power with respect to 1,333,526 shares of Common Stock. Other than as reported in the foregoing sentence, the Reporting Person disclaims beneficial ownership of 56,934 of such shares, which are held in trusts. The Reporting Person has sole investment power with respect to 18,525 shares of Common Stock which he has the right to acquire within sixty days, but has no voting power with respect to such shares until the right to acquire such shares is exercised.

The Reporting Person may be deemed to have or share beneficial ownership over 20,076 shares of Common Stock beneficially owned by the Reporting Person's spouse, but the Reporting Person hereby disclaims beneficial ownership of such shares.

(c) Through brokerage transactions effected on the American Stock Exchange, the Reporting Person sold in the aggregate 506,747 shares of Common Stock over which he held both voting and investment control. The sales were effected as follows:

Date             Number of Shares                Price
January 7, 1994     56,747                     $25.500
January 21, 1994    15,000                      25.375
January 24, 1994    12,500                      26.000
January 24, 1994    10,000                      25.500
February 1, 1994    30,000                      24.104
February 2, 1994    15,000                      23.630
February 3, 1994    16,000                      24.047
February 4, 1994     5,000                      24.130
February 7, 1994     5,000                      23.250
February 8, 1994     5,000                      23.500
February 9, 1994     5,000                      23.880
February 23, 1994   20,000                      23.938
March 1, 1994       69,500                      22.513
March 3, 1994      175,000                      22.144
March 4, 1994       67,000                      22.795

(d) Of the 506,747 shares of Common Stock sold by the Reporting Person, 155,060 shares of the Common Stock were subject to a pledge agreement securing certain indebtedness of the Reporting Person with certain of the Reporting Person's creditors. In addition, 1,007,113 issued and outstanding shares of the Common Stock beneficially owned by the Reporting Person continue to be subject to such pledge agreement. Pursuant to such pledge agreement, Trust Company Bank of Middle Georgia, N.A., as agent for such creditors, will distribute any dividends on and the net proceeds from any sale of such shares, after the payment of certain taxes, to each such creditor pro-rata on the basis of the amount of the Reporting Person's then outstanding indebtedness to such creditor relevant to that of all such creditors. An additional 13,894 shares of Common Stock beneficially owned by the Reporting Person that are issuable upon the exercise of certain options are also subject to the arrangement with Trust Company Bank of Middle Georgia, N.A.

In addition, 268,389 shares of issued and outstanding Common Stock beneficially owned by the Reporting Person are subject to another pledge agreement securing certain indebtedness of the Reporting Person, under which the pledgee has the right to receive any dividends on and the net proceeds from any sale of such shares.

                                SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated: March 7, 1994          /s/WILLIAM A. FICKLING, JR.
                              WILLIAM A. FICKLING, JR.